Catalyst/Perini Strategic Income Fund

Ticker: CSIOX

(the “Fund”)

August 26, 2026

This information supplements certain information contained in the Prospectus for the Fund, dated February 1, 2026, as previously supplemented.

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The Board of Trustees of the Fund approved the implementation of the Fund’s Shareholder Services Plan on August 20, 2026. Accordingly, all references indicating that the Shareholder Services Plan has not yet been implemented or that the Fund does not currently pay, or plan to pay, shareholder servicing fees are deleted in their entirety.

The section of the Fund’s Prospectus entitled “FUND SUMMARY – FUND EXPENSES” is replaced with the following information.

FUND EXPENSES

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Other Expenses[1,2]	1.87%
Shareholder Servicing Fee[1]	0.25%
Remaining Other Expenses[2]	1.62%
Total Annual Expenses[1,2]	3.37%
Fee Waiver and Reimbursement [1,3]	(1.38)%
Total Annual Expenses (after fee waiver and reimbursement) [1,2]	1.99%
1.	Restated to reflect current expenses.
2.	The Fund Expense Table does not include certain expenses incurred by the Fund in connection with a proxy solicitation during the fiscal year ended September 30, 2025. Had such expenses been included, “Remaining Other Expenses” would be 1.65% and “Other Expenses” would be 1.90%, “Total Annual Expenses” would be 3.40%, and “Total Annual Expenses (after fee waiver and reimbursement)” would be 2.02%.
3.	The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the expenses incurred by the Fund, (including, but not limited to, advisory fees of the
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Adviser, but excluding (i) acquired fund fees and expenses; (ii) distribution fees; (iii) brokerage commissions and trading costs; (iv) interest (including borrowing costs and overdraft charges); and (v) extraordinary expenses, such as regulatory inquiry and litigation expenses) (“Fund Operating Expenses”) to the extent that they exceed 1.99% per annum of the Fund’s average daily net assets of the Fund (the “Operating Expense Limit”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio could exceed those amounts. Under certain conditions, the Adviser is entitled to recoup from the Fund any management fees that it waived and/or Fund expenses(except for organizational and offering expenses) that it paid under this Agreement for a period of up to three years from the date the fees were waived and/or expenses paid, provided such recoupment can be achieved without causing the total annual Fund Operating Expenses (after the recoupment is taken into account) to exceed both (i) the Operating Expense Limit in effect at the time the fees were waived or expenses paid, or (ii) the Operating Expense Limit in place at the time of the recoupment. The Expense Limitation Agreement will remain in effect at least until January 31, 2027, unless and until the Board approves its modification or termination. This arrangement may only be terminated prior to this date with the agreement of the Board. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund,” starting on page 16 of this Prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you held your shares or redeemed your shares in full at the end of such period. The example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements shown in the table above for the contractual period only.

1 Year	3 Years	5 Years	10 Years
$20	$94	$117	$437

If shareholders request that repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by USBFS, currently $15.

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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You should read this Supplement in conjunction with the Prospectus and Statement of Additional Information for the Fund, each dated February 1, 2026, as supplemented, which provide information that you should know about the Fund before investing. These documents are available upon request and without charge by calling the Fund toll-free at 1-800-991-3319 or by writing to Catalyst/Perini Strategic Income Fund c/o MFund Services LLC, 36 North New York Avenue, 3rd Floor, Huntington, NY 11743.

Please retain this Supplement for future reference.

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